LEAD INVESTOR



Raven Jiang Chang Xing

I grew up in Asia and frequently visited Japan as a teenager. While more and more Japanese restaurants are popping up across the Bay Area, the traditional Japanese breakfast set remains one of the most elusive offerings around. Before the pandemic, Cassava was the only place where I could satisfy that craving and I miss it dearly. The brunch scene in SF lacks creativity and diversity and I believe Chef Kris and Cassava bring something special to the table that is sorely needed.

Invested $5,000 this round

Learn about Lead Investors